Exhibits 5.1, 8.1 and 23.1

Sidley Austin LLP
787 Seventh Ave.
New York, New York 10019
Telephone: (212) 839-5300
Facsimile: (212) 839-5599

September 27, 2007

CWALT, Inc.
4500 Park Granada
Calabasas, California  91302

Re:	CWALT, Inc. Alternative Loan Trust 2007-HY9 Mortgage Pass-Through Certificates, Series 2007-HY9

Ladies and Gentlemen:

We have acted as special counsel for CWALT, Inc., a Delaware corporation (the “Company”), in connection with the issuance of the Mortgage Pass-Through Certificates of the above-referenced Series pursuant to an Amended and Restated Pooling and Servicing Agreement, dated as of July 1, 2007 (the “Amended Agreement”), among the Company, as depositor, Countrywide Home Loans, Inc., as a seller (“CHL”), Park Granada LLC, as a seller (“Park Granada”), Park Monaco Inc., as a seller (“Park Monaco”), and Park Sienna LLC, as a seller (“Park Sienna” and, together with CHL, Park Granada and Park Monaco, the “Sellers”), Countrywide Home Loans Servicing LP, as master servicer (the “Master Servicer”), and The Bank of New York, as trustee (the “Trustee”).

The Certificates will represent the entire beneficial ownership interest in Alternative Loan Trust 2007-HY9 (the “Issuing Entity”).  The assets of the Issuing Entity will consist primarily of a pool of mortgage loans (the “Mortgage Loans”) secured by first liens on one- to four-family residential properties.  Capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Amended Agreement.

We have examined such documents and records and made such investigations of such matters of law as we have deemed appropriate as a basis for the opinions expressed below.

Further, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals.

Based upon the foregoing, we are of the opinion that:

1.
The Amended Agreement has been duly authorized, executed and delivered by the Company, the Sellers and the Master Servicer and, assuming due authorization, execution and delivery by the Trustee, constitutes a valid, legal and binding agreement of the Company, the Sellers and the Master Servicer, enforceable against the Company, the Sellers and the Master Servicer in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and to general principles of equity regardless of whether enforcement is sought in a proceeding in equity or at law.

2.
Assuming that the Class A-1, Class A-2 and Class A-3 Certificates have been duly executed and countersigned by the Trustee in the manner contemplated in the Amended Agreement, when delivered and paid for, the Class A-1, Class A-2 and Class A-3 Certificates will be validly issued and outstanding and entitled to the benefits of the Amended Agreement.

3.
Each REMIC described in the Amended Agreement will qualify as a real estate mortgage investment conduit within the meaning of Section 860D of the Internal Revenue Code of 1986, as amended (the “Code”), the Regular Certificates will be treated as regular interests in the Master REMIC, the Class A-R Certificate will represent ownership of the sole class of residual interest in each REMIC described in the Amended Agreement and the rights of the Holders of the Class A-1, Class A-2 and Class A-3 Certificates with respect to Net Rate Carryover will represent, for federal income tax purposes, contractual rights and obligations coupled with regular interests within the meaning of Treasury regulation § 1.860G-2(i), assuming:  (i) an election is made to treat the assets of each REMIC as a real estate mortgage investment conduit, (ii) compliance with the Amended Agreement and the accuracy of all representations made by each party to the Amended Agreement and (iii) compliance with changes in the law, including any amendments to the Code or applicable Treasury regulations thereunder.

The opinions set forth in paragraph 3 are based upon the current provisions of the Code and the Treasury regulations issued or proposed thereunder, Revenue Rulings and other published releases of the Internal Revenue Service and current case law, any of which can change at any time.  Any change could apply retroactively and modify the legal conclusions upon which our opinions are based.  Our opinion is limited as described above, and we do not express an opinion on any other tax aspect of the transactions contemplated by the Pooling and Servicing Agreement or the effect of such transactions on Countrywide Financial Corporation, any member of its federal consolidated group or any of its wholly owned affiliates.

In rendering the foregoing opinions, we express no opinion as to the laws of any jurisdiction other than the federal income tax laws of the United States of America, the corporate laws of the State of Delaware and the laws of the State of New York.

We hereby consent to the filing of this opinion as an exhibit to the Company's Report on Form 8-K dated the date hereof.

Very truly yours,

/s/ SIDLEY AUSTIN LLP
SIDLEY AUSTIN LLP

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